Exhibit 99.1

YANDEX CONTRIBUTES ITS YANDEX.DRIVE CAR-SHARING BUSINESS TO YANDEX TAXI GROUP

Yandex’s stake in ride-hailing and foodtech JV with Uber to increase to 62%

Moscow and Amsterdam — September 4, 2020 — Yandex N.V. (NASDAQ and MOEX: YNDX) today entered into an agreement with Uber to contribute the Yandex.Drive car-sharing business from Yandex N.V. to MLU B.V. (MLU), Yandex’s ride-hailing and foodtech joint venture with Uber.

Following the addition of Yandex.Drive to MLU, Yandex will own 61.7% of MLU, while Uber will own 33.5% of the issued share capital of the company. The remaining shares will be reserved for MLU management and employees.

Yandex.Drive was developed by Yandex in February 2018. It offers on-demand access to a fleet of 16,000 cars in Moscow, St Petersburg, Kazan and Sochi, making it the largest free-floating car-sharing platform in Russia and the world. Since its launch, users have completed more than 73 million rides on Yandex.Drive.

Yandex.Drive has benefited from tight integration into the Yandex ecosystem, as well as its ability to attract top talent and access to the world-class technologies that Yandex has been developing for over 22 years. It boasts unique proprietary technologies for dynamic pricing, speed monitoring, driving behavior analysis, remote fleet management and vehicle condition monitoring. The service provides a personalized user experience via integration with the Yandex.Auto in-car infotainment system, which integrates Yandex.Navigator, Yandex Music, and Yandex’s voice-controlled intelligent assistant Alice.

The contribution of Yandex.Drive to Yandex Taxi Group mobility services opens up new synergies for users and the company’s partners. For example, the integration of Yandex.Drive into the recently launched Yandex Go app expands transportation alternatives for users, and will allow the service to offer our users a wide variety of transportation modes. In terms of partners, our ride-hailing drivers  will get access to short-term car-sharing rentals that will allow them to reduce their car rental costs, while usage of car-sharing autos mean drivers will no longer need to worry about car rental deposits, cleaning, fueling or returning the car to a taxi fleet management company.

The Yandex.Drive team under the management of Anton Ryazanov, who founded the service within Yandex, will continue to develop the car-sharing offering as part of MLU and will report to Daniil Shuleyko, CEO of the company.

Following the transaction, Yandex.Drive results will be disclosed separately in the Taxi segment financials. The transaction is subject to customary closing conditions and is expected to close in the third quarter of 2020.

For further information, please visit http://company.yandex.com or contact:

MLU B.V.

Investor Relations

Katya Zhukova

Phone: +7 495 974-35-38

E-mail: askIR@yandex-team.ru

Press Office:

Ilya Grabovskiy

Phone: +7 495 739-70-00

E-mail: pr@yandex-team.ru

About MLU B.V.

MLU was created in February 2018 when Yandex (NASDAQ and MOEX: YNDX) and Uber (NYSE: UBER) combined their ride-hailing and food delivery businesses across Russia and six neighboring countries. As of today, it operates Yandex.Taxi, Uber, Yango and Yandex.Go brands in 18 countries and offers ride-sharing, car-sharing and logistics services, public transport schedules, as well as food and grocery delivery services through Yandex.Eats and Yandex.Lavka brands.